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                                                                   PROGEN
                                                              INDUSTRIES LIMITED


           PI-88 DATA TO BE PRESENTED AT KEY INTERNATIONAL CONFERENCES

BRISBANE,  AUSTRALIA.  12  MARCH  2007:  Progen  Industries  Limited  (ASX: PGL;
NASDAQ: PGLA) is pleased to announce that its PI-88 Phase II liver cancer data has been accepted for late breaking news presentation by the European Association for the Study of the Liver (EASL). Progen will also be presenting the results of this liver cancer trial at the American Association for Cancer Research (AACR) Annual Meeting 2007.

In expectation of having final data fully analysed and ready for disclosure, Progen is planning for Professor PJ Chen, Principal Investigator of this trial, to present the 48 week data for all 172 patients that were recruited to this multi-site Phase II clinical trial. This presentation will take place on Saturday 14 April 2007 at the 42nd EASL Annual Meeting, which is to be held in Barcelona, Spain from April 11-15, 2007.

Dr. Anand Gautam, Progen's VP of Discovery Research, will be presenting results at the AACR Annual Meeting 2007, which will be held in Los Angeles, U.S, from April 14-18, 2007.



ABOUT PROGEN: Progen Industries Limited is an Australian based globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals for the treatment of cancer and other serious diseases.

Progen's  three  key  areas  of  focus  are:
- CLINICAL DEVELOPMENT - via a focused clinical trial program involving its two compounds PI-88 and PI-166.
- DRUG DISCOVERY - projects focusing on the development of potent, selective inhibitors of carbohydrate-protein interactions, which are implicated in many disease processes.
- MANUFACTURING SERVICES - PI-88 manufacturing development and supply for the clinical program and contract manufacturing services.

KEYWORDS  -  Progen,  liver  cancer,  PI-88.


WEB LINKS TO SELECTED RECENT NEWS AND OTHER INFORMATION ABOUT PROGEN:

Half yearly report/half year accounts               www.progen.com.au/?page=nepress2007.html
                                                    ----------------------------------------
SPP exceeds expectations                            www.progen.com.au/?page=nepress2007.html
                                                    ----------------------------------------
Progen - Notice of General Meeting                  www.progen.com.au/?page=nepress2007.html
                                                    ----------------------------------------
Progen buys back royalty from Medigen               www.progen.com.au/?page=nepress2007.html
                                                    ----------------------------------------
Capital Raising to Progress PI-88 to Phase 3        www.progen.com.au/?page=nepress2006.html
                                                    ----------------------------------------
Preliminary Results for Phase 2 liver cancer trial  www.progen.com.au/?page=nepress2006.html
                                                    ----------------------------------------
PI-88 mode of action                                www.progen.com.au/?page=repi-88.html
                                                    ------------------------------------
Progen's drug development pipeline                  www.progen.com.au/?page=pihome.html
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Progen Industries Ltd                               www.progen.com.au
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


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                                                                   PROGEN
                                                              INDUSTRIES LIMITED


MEDIA AND INVESTOR
RELATIONS:
                       PROGEN INFORMATION:
Rebecca Piercy                                       Linton Burns
Buchan Consulting      Justus Homburg                Chief Financial Officer
(02) 9237 2800 / 0422  Chief Executive Officer       Progen Industries
916 422                Progen Industries Limited     linton.burns@progen.com.au
rpiercy@bcg.com.au     justus.homburg@progen.com.au  --------------------------
------------------     ----------------------------  Ph: 61 7 3842 3333
                       Ph:  61 7 3842 3333

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company's filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.